Exhibit (a)(1)

FOR IMMEDIATE RELEASE

CONTACT:

Elizabeth Higashi

Sard Verbinnen & Co

(312) 895-4739

Special Committee Of Sauer-Danfoss Board Recommends Stockholders Accept Cash Tender Offer Of $13.25 Per Common Share By Danfoss A/S

Ames, Iowa, March 19, 2010 — The Special Committee of the Board of Directors of Sauer-Danfoss Inc. (NYSE: SHS) today announced its unanimous recommendation that the public stockholders of the Company accept the cash tender offer of $13.25 per common share (the “Offer”) commenced on March 10, 2010 by Danfoss Acquisition, Inc., a wholly owned subsidiary of Danfoss A/S (“Danfoss”), and tender their shares pursuant to the Offer.

Danfoss and its subsidiaries already own approximately 75.7% of the outstanding shares of Sauer-Danfoss.  The Offer for the remaining approximately 24.3% of the Sauer-Danfoss shares represents an increase in value of $3.15 per common share over the proposed initial offer price of $10.10 per share announced by Danfoss on December 22, 2009.  The price increase followed discussions between the Special Committee and Danfoss and their respective financial and legal advisors.

F. Joseph Loughrey, Chairman of the Special Committee, said “Following a thorough review process, assisted by our independent financial and legal advisors, the Special Committee has concluded that the revised Offer, which is 31% higher than the proposed initial offer, represents fair value to the Company’s minority stockholders. We recommend they tender their shares in the Offer.  We look forward to completing this transaction and expect that Sauer-Danfoss will be very successful within the Danfoss organization.”

The Special Committee, comprised of independent, non-management members of the Company’s Board of Directors, received financial advice and a fairness opinion from Lazard and legal advice from Kirkland & Ellis LLP.

The Offer and withdrawal rights expire at 5:00 PM, New York City time on April 7, 2010, unless the Offer is extended.

The Offer is conditioned upon, among other things, the tender of a majority of the outstanding shares not owned by Danfoss or its affiliates, including directors or officers of Danfoss, its affiliates or Sauer-Danfoss, which condition is not waivable in the Offer.  The Offer is also conditioned on the ownership by Danfoss of at least 90 percent of the outstanding shares of Sauer-Danfoss following expiration of the Offer, which condition is waivable in the Offer. The Offer is not subject to a financing condition.

Important Information about the Tender Offer

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) and a Transaction Statement on Schedule 13E-3 filed by Danfoss with the SEC on March 10, 2010.  In addition, on March 19, 2010, Sauer-Danfoss filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and a Transaction Statement on Schedule 13E-3 with respect to the Offer.  Danfoss’ Tender Offer Statement on Schedule TO (and related materials) and Transaction Statement on Schedule 13E-3 and Sauer-Danfoss’ Solicitation/Recommendation Statement on Schedule 14D-9 and Transaction Statement on Schedule 13E-3 contain important information that stockholders should read carefully before making any decision with respect to the Offer. These materials may be obtained at no charge upon request to The Altman Group, the information agent for the tender offer, at (877) 896-3190 (toll free).  In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at http://www.sec.gov.

About Sauer Danfoss (www.sauer-danfoss.com)

Sauer-Danfoss Inc. is a worldwide leader in the design, manufacture, and sale of engineered hydraulic, electric and electronic systems and components for use primarily in applications of mobile equipment. Sauer-Danfoss, with 2009 revenues of approximately $1.2 billion, has sales, manufacturing, and engineering capabilities in Europe, the Americas, and the Asia-Pacific region.

Safe Harbor Disclosure

Certain statements contained herein may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These statements may include statements regarding the terms and conditions of the Offer, the completion of the Offer and the ownership of Sauer-Danfoss following completion of the Offer.  Such forward-looking statements are subject to certain risks, uncertainties and assumptions and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms.  Although Sauer-Danfoss believes that all statements made herein are reasonable, it can give no assurance that the statements will prove to have been correct, and actual events and results may differ materially.  Numerous factors could cause actual events or results to differ materially from those contemplated herein, including whether Danfoss amends or waives any terms or conditions of the Offer, whether Sauer-Danfoss stockholders tender their shares in the Offer and whether a subsequent merger is completed.  Sauer-Danfoss undertakes no obligation to update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise.  Risks and uncertainties relating to the matters discussed herein should be considered in connection with information regarding risks and uncertainties that may affect Sauer-Danfoss as set forth in Sauer-Danfoss’ filings with the SEC at www.sec.gov.

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